AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13,
                                  1997

                   SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549
               ----------------------------------------

                           SCHEDULE 13E-4
                   ISSUER TENDER OFFER STATEMENT
                (PURSUANT TO SECTION 13(e)(4) OF THE
                  SECURITIES EXCHANGE ACT OF 1934)

                            CENCOR, INC.
                          (Name of Issuer)

                            CENCOR, INC.
                (Name of Person(s) Filing Statement)

              COMMON SHARES, PAR VALUE $1.00 PER SHARE
                 (Title of Class of Securities)

                            151310406
            (CUSIP Number of Class of Securities)
                      Harold M. Goss, Esq.
            Polsinelli, White, Vardeman & Shalton, P.C.
              700 West 47th Street, Suite 1000
                     Kansas City, MO  64112
                        (816) 753-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

               ---------------------------------------
                          June 13, 1997
                 (Date Tender Offer First Published,
                  Sent or Given to Security Holders)

               ---------------------------------------
                      CALCULATION OF FILING FEE

TRANSACTION VALUATION $4,987,500 (a)	AMOUNT OF FILING FEE:  $975 (b)

(a)	Calculated as the aggregate maximum purchase price to be
        paid for 570,000 shares in the Offer.

(b)	Calculated as 1/50 of 1% of the Transaction Valuation.

_____	Check box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

ITEM 1.	SECURITY AND ISSUER.

	(a)	The name of the issuer is CenCor, Inc., a Delaware
corporation (the "Company"). The principal executive offices of the Company are located at 1100 Main, Suite 416A, City Center
Square, Kansas City, Missouri  64105.

	(b)	The title of the securities being sought is common shares
of par value $1.00 per share (the "Common Shares").  As of May
30, 1997 there were 1,460,627 Common Shares issued and outstanding.*

	The Company is seeking tenders for up to 570,000 Common Shares, at $8.75 per Common Share, net to the Seller upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). A copy of each of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(2), respectively. Reference is hereby made to the Cover Page and Section 1 "Price; Number of Common Shares" of the Offer to Purchase, which are incorporated herein by reference. The Company has been informed that no directors, officers or affiliates of the Company intend to tender Common Shares pursuant to the Offer.

* Effective April 1, 1996, the Company converted $11,449,771 principal amount of its convertible notes into the Company's Common Shares at a ratio of one Common Share for each $20 principal amount of convertible notes. As a result of this conversion, the holders of the convertible notes were entitled to be issued 572,554 Common Shares upon surrender of their convertible notes. As of May 30, 1997, 544,680 Shares have been issued and are outstanding as a result of the surrender of convertible notes. Except as specifically noted herein, the issued and outstanding Common Share amounts reflected in this Schedule, the Offer and in the financial statements included in the Offer are treated as though all 572,554 Shares have been issued and are outstanding as a result of the conversion of the convertible notes, resulting in 1,488,411 Common Shares being deemed outstanding.

	(c)	The Common Shares are currently quoted on the OTC
Bulletin Board.

	(d)	Not Applicable.

ITEM 2.		SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

	(a)	Reference is hereby made to Section 12 "Source and Amount
of Funds" of the Offer to Purchase, which is incorporated herein by reference.

	(b)	Not applicable.

ITEM 3.	PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
ISSUER OR AFFILIATE.

	Reference is hereby made to Section 6 "Purpose of the Offer,"
Section 7 "Plans or Proposals of the Company,"  Section 11
"Certain Effects of the Offer" and Section 12 "Source and Amount of Funds" of the Offer to Purchase, which are incorporated herein by reference.

ITEM 4.	INTEREST IN SECURITIES OF THE ISSUER.

	Except as described herein, there have not been any transactions involving the Common Shares of the Company that were effected during the past 40 business days by the Company, any executive officer or director of the Company, any person controlling the Company, any executive officer or director of any corporation ultimately in control of the Company or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

	Within the last 40 business days, Marvin Riesenbach, a Director, has acquired 2,250 Common Shares in the following transactions:

	Date of	        Number of Shares
	Transaction	    Acquired	     Purchase Price
	April 23, 1997	      1,400      	$ 8.125
	May 1, 1997  	        850	        $ 8.250

ITEM 5.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
	RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

	The Company does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Company, any of the executive officers or directors or any other person (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6.	PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

	Georgeson & Company Inc. ("Georgeson") has been retained and will be compensated by the Company to make solicitations in connection with the Offer. The Company will pay Georgeson a fee of $7,500 as compensation for its services as the Information
Agent, of which half is payable in advance. If Georgeson is requested to call individuals who are registered holders of Common Shares, the Company will pay Georgeson an additional sum computed on the basis of $6 per call. In addition, the Company will reimburse Georgeson for reasonable costs and expenses incurred by Georgeson in fulfilling the agreement.

ITEM 7.	FINANCIAL INFORMATION.

	(a)-(b)	Reference is hereby made to the financial
statements included as part of Exhibit (a)(1)(ii) attached hereto, which are incorporated herein by reference.

ITEM 8.	ADDITIONAL INFORMATION.

	(a)-(d)	Not applicable.

	(e)	The Offer to Purchase, attached hereto as Exhibit
(a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 9.	MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(i)	Cover Letter to Shareholders.
     (ii)	Offer to Purchase (including Financial
	        Statements).
    (iii)	Form of Letter to Brokers, Dealers, Commercial
	        Banks, Trust Companies and other nominees.
     (iv)	Form of Letter to Clients from Brokers, Dealers,
	        Commercial Banks, Trust Companies and
	        other Nominees.
      (v)	Guidelines for Certificateion of Taxpayer
	        Identification Number
     (vi)	Form of Press Release.
(a)(2)		Form of Letter of Transmittal.
(b)		None.
(c)		None.
(d)		None.
(e)		Not applicable.
(f)		None.

SIGNATURE

	After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

				CENCOR, INC.

		        	/s/ Jack L. Brozman

				_______________________________

				Jack L. Brozman
				President

June 13, 1997

EXHIBIT INDEX

EXHIBIT	        DESCRIPTION

(a)(1)(i)	Cover Letter to Shareholders
     (ii)	Offer to Purchase (including
		Financial Statements)
    (iii)	Form of Letter to Brokers, Dealers,
		Commercial Banks, Trust Companies and
		Other Nominees
     (iv)	Form of Letter to Client from
		Brokers, Dealers, Commercial Banks,
		Trust Companies and Other Nominees
      (v)	Guidelines for Certification of
		Taxpayer Identification Number on
		Substitute Form W-9
     (vi)	Form of Press Release
(a)(2)		Form of Letter of Transmittal
(b)		None.
(c)		None.
(d)		None.
(e)		Not applicable.
(f)		None.

Exhibit (a)(1)(i)




To Our Shareholders:

	Enclosed you will find our Annual Report on Form 10-K for the year ended December 31, 1996 and our Offer to Purchase your shares of stock. Please read both documents carefully.

	CenCor, Inc. is presently in liquidation which is expected to be completed by October 1999.

	The offer to purchase your stock is at $8.75 per share. We are making this offer because the Company currently does not believe that an active market for its common shares will develop and that market liquidity will decrease as the Company moves closer to liquidation. Therefore, the Board of Directors has determined to take action to provide liquidity to its common shareholders who wish to sell their shares at this time.

	If you are interested in selling your stock, please follow the instructions in the enclosed Offer to Purchase document.

	I would like to take this opportunity to thank all creditors, shareholders, and employees of CenCor, Inc., both past and present, for their support over the past several years.

					Sincerely,



					Jack L. Brozman
					Chairman of the Board

Enclosure

Exhibit (a)(1)(ii)


                       OFFER TO PURCHASE


                          CENCOR, INC.
               OFFER TO PURCHASE FOR CASH 570,000
           OF ITS ISSUED AND OUTSTANDING COMMON SHARES
                 AT $8.75 NET PER COMMON SHARE

                  THE OFFER AND PRORATION PERIOD
            WILL EXPIRE AT 6:00 P.M. NEW YORK CITY TIME
         ON AUGUST 12, 1997, UNLESS THE OFFER IS EXTENDED.


To the Holders of Common Shares of
CENCOR, INC.

	CenCor, Inc., a dissolved Delaware corporation in the process of liquidation (the "Company"), is offering to purchase up to 570,000 of its common shares, with par value of $1.00 per share ("Common Shares"), for cash at a price (the "Purchase Price") equal to $8.75 net to the seller. The offer and proration period will expire at 6:00 p.m. New York City time on August 12, 1997 (the "Initial Expiration Date"), unless extended (the Initial Expiration Date or the latest date to which the Offer is extended, the "Expiration Date"), upon the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

	The Offer is not conditioned upon the tender of any minimum number of Common Shares. If more than 570,000 Common Shares are tendered, no Common Shares may be purchased if (a) the Offer is not extended and the number of Common Shares for which tenders are sought is not increased to allow the purchase of such additional Common Shares or (b) the Company elects not to purchase 570,000 of the tendered Common Shares on a pro rata basis. If more than 570,000 Common Shares are duly tendered prior to the expiration of the Offer, subject to the condition that there have been no material changes in the factors originally considered by the Board of Directors when it determined to make the Offer and in the other conditions set forth in Section 5, the Company will either extend the Offer period, if necessary, and increase the number of Common Shares that the Company is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Common

Shares tendered as well as any Common Shares tendered during the extended Offer period or purchase 570,000 (or such larger number of Common Shares sought) of the Common Shares tendered on a pro rata basis. However, if the Company elects to purchase 570,000 (or such larger number of Common Shares sought) of the Common Shares on a pro rata basis, (before prorating securities tendered by others) the Company may first accept all securities tendered by tendering shareholders who own, beneficially or of record, not more than 99 Common Shares and who tender all of their securities.

	SHAREHOLDERS WHO TENDER THEIR COMMON SHARES IN RESPONSE TO THE OFFER WILL FOREGO THE OPPORTUNITY TO PARTICIPATE IN FUTURE
DISTRIBUTIONS FROM THE COMPANY OF THE PROCEEDS FROM ITS
LIQUIDATION, WHICH IS CURRENTLY ANTICIPATED TO EXCEED IN THE
AGGREGATE $8.75 PER COMMON SHARE.  SEE SECTION 11.

            THIS OFFER IS BEING MADE TO ALL SHAREHOLDERS
           OF THE COMPANY AND IS NOT CONDITIONED UPON ANY
           MINIMUM NUMBER OF COMMON SHARES BEING TENDERED.

     THIS OFFER IS SUBJECT TO CERTAIN CONDITIONS.  SEE SECTION 5.
                              IMPORTANT

	Any shareholder desiring to tender all or any portion of his/her Common Shares should either (1) complete and sign the Letter of Transmittal (or facsimile copy thereof), in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to UMB Bank, N.A. (the "Depository") and either deliver the certificates for such Common Shares to the Depository along with the Letter of Transmittal, or (2) request his/her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him/her. A shareholder whose Common Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he/she desires to tender his/her Common Shares.

	NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S COMMON SHARES. SHAREHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER COMMON SHARES AND, IF SO, HOW MANY COMMON SHARES TO TENDER.

	NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER COMMON SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN
AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT
BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

	Requests for additional copies of the Offer to Purchase and the Letter of Transmittal should be directed to the Information Agent at Georgeson & Company Inc., Wall Street Plaza, New York,
New York  10005.  Call toll free (1-800-223-2064) or direct (212-
440-9800).

	                     June 13, 1997

               The Information Agent for this Offer is:

                        GEORGESON & COMPANY INC.

                          TABLE OF CONTENTS
SECTION		                                          PAGE

	1.	Price; Number of Common Shares		   4

	2.	Procedure for Tendering Common Shares      5

	3.	Withdrawal Rights		           6

	4.	Payment for Shares		           6

	5.	Certain Conditions of the Offer		   7

	6.	Purpose of the Offer		           8

	7.	Plans or Proposals of the Company          9

	8.	Price Range of Common Shares; Dividends    9

	9.	Interest of Directors and Executive
		Officers; Transactions and
		Arrangements Concerning the Common Shares  9

	10.	Fees and Expenses		          11

	11.	Certain Effects of the Offer		  11

	12.	Source and Amount of Funds		  12

	13.	Certain Information about the Company	  12

	14.	Additional Information		          14

	15.	Certain Federal Income Tax Consequences	  14

	16.	Extension of Tender Period; Termination;
		Amendments		                  15

	17.	Miscellaneous		                  15

	18.	Financial Statements - March 31, 1997
		(Unaudited)		                  16

	19.	Financial Statements - December 31, 1996  17

	20.	Pro Forma Financial Statements		  25

	1. PRICE; NUMBER OF COMMON SHARES. The Company will, upon the terms and subject to the conditions of the Offer, accept for payment (and thereby purchase) 570,000 or such lesser number of its issued and outstanding Common Shares which are properly tendered and received by the Depository (and not withdrawn in accordance with Section 3) prior to 6:00 p.m. New York City time, on August 12, 1997 (such time and date being hereinafter called the "Initial Expiration Date"). The Company reserves the right to extend the Offer. See Section 16. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is hereinafter called the "Expiration Date." The purchase price of the Common Shares will be $8.75 net to the seller.

	The Offer is being made to all shareholders of the Company and is not conditioned upon any minimum number of Common Shares being tendered. If the number of Common Shares properly tendered prior to the Expiration Date and not withdrawn is less than or equal to 570,000 Common Shares (or such greater number of Common Shares as the Company may elect to purchase pursuant to the Offer), the Company will, upon the terms and subject to the conditions of the Offer, purchase at $8.75 net to the seller all Common Shares so tendered. If more than 570,000 Common Shares are duly tendered prior to the expiration of the Offer and not withdrawn, subject to the condition that there have been no changes in the factors originally considered by the Board of Directors when it determined to make the Offer and the other conditions set forth in Section 5, the Company will either extend the Offer period, if necessary, and increase the number of Common Shares that the Company is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Common Shares tendered as well as any Common Shares tendered during the extended Offer period or purchase 570,000 (or such larger number of Common Shares sought) of the Common Shares tendered on a pro rata basis. However, if the Company elects to purchase 570,000 shares (or such larger number of Common Shares sought), (before prorating securities tendered by the others), the Company may first accept all securities tendered by the tendering shareholders who own, beneficially or of record, not more than 99 Common Shares and who tender all their securities.

	On May 30, 1997, there were 1,460,627 Common Shares issued and outstanding and there were approximately 1,016 holders of record of Common Shares.

	Effective April 1, 1996, the Company converted $11,449,771 principal amount of its convertible notes into the Company's Common Shares at a ratio of one Common Share for each $20 principal amount of convertible notes. As a result of this conversion, the holders of the convertible notes were entitled to be issued 572,554 Common Shares upon surrender of their convertible notes. As of May 30, 1997, 544,680 shares have been issued and are outstanding as a result of the surrender of convertible notes. Except as specifically noted herein, the issued and outstanding Common Share amounts reflected in this offer and in the financial statements included herein are treated as though all 572,554 Common Shares have been issued and are outstanding as a result of the conversion of the convertible notes, resulting in 1,488,411 Common Shares being deemed outstanding.

	The Company has been advised that no directors, officers or affiliates of the Company intend to tender any Common Shares pursuant to the Offer.

	The Company reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depository and making a public announcement thereof. See Section 16. There can be no assurance, however, that the Company will exercise its right to extend the Offer. If the Company decides, in its sole discretion, to increase or decrease the number of Common Shares being sought and, at the time that notice of such increase or decrease is first published, sent or given to holders of Common Shares in the manner specified below, the Offer is scheduled to expire at any time earlier than the tenth business day from the date that such notice is first so published, sent or given, the Offer will be extended at least until the end of such ten-business-day period.

	2. PROCEDURE FOR TENDERING COMMON SHARES.

	PROPER TENDER OF COMMON SHARES. If you wish to tender your Common Shares, for Common Shares to be properly tendered pursuant to the Offer, a properly completed and duly executed green-colored Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees, the certificates that represent the Common Shares and any other documents required by the Letter of Transmittal, must be received on or before the Expiration Date by the Depository at its address set forth in the Letter of Transmittal.

	Persons who have yet to surrender convertible notes of the Company in exchange for Common Shares pursuant to the April 1, 1996 conversion (see Section 1) must first complete the conversion prior to tendering such Common Shares in response to the Offer.

	It is a violation of Section 10(b) of the Securities
Exchange Act of 1934 (the "Exchange Act"), and Rule 14e-4 promulgated thereunder, for a person to tender Common Shares for such person's own account unless the person so tendering owns such Common Shares.

	Section 10(b) and Rule 10b-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

	The acceptance of Common Shares by the Company for payment will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer, including the tendering shareholder's representation that (i) such shareholder owns the Common Shares being tendered within the meaning of Rule 10b-4 promulgated under the Exchange Act and (ii) the tender of such Common Shares complies with Rule 10b-4.

	DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Company, in its sole discretion, whose determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Common Shares or any particular shareholder, and the Company's interpretations of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such times as the Company shall determine. Tendered Common Shares will not be accepted for payment unless the defects or irregularities have been cured within such time or waived. Neither the Company, the Depository nor any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

	FEDERAL INCOME TAX WITHHOLDING. To prevent backup federal income tax withholding equal to 31% of the gross payments made pursuant to the Offer, each shareholder must notify the Depository of such shareholder's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing the Substitute Form W-9 included in the Letter of Transmittal.

	For a discussion of certain other federal income tax consequences to tendering shareholders, see Section 15.

	3. WITHDRAWAL RIGHTS. You may withdraw Common Shares tendered at any time prior to the Expiration Date and thereafter until they have been accepted for payment as provided herein by the Company.

	For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depository at the address set forth in the Letter of Transmittal. Any notice of withdrawal must specify the name of the person who tendered the Common Shares to be withdrawn, the number of Common Shares to be withdrawn, and, if certificates representing such Common Shares have been delivered or otherwise identified to the Depository, the name of the registered holder(s) of such Common Shares as set forth in such certificates if different from the name of the person tendering such Common Shares. If certificates have been delivered to the Depository, then, prior to the release of such certificates, you must also submit the certificate numbers shown on the particular certificates evidencing such Common Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Guarantor Institution.

	All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company in its sole discretion, whose determination shall be final and binding. None of the Company, the Depository, the Information Agent or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Common Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Common Shares may be retendered by following the procedures described in Section 2 prior to the Expiration Date.

	4. PAYMENT FOR SHARES. For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased) Common Shares which are tendered and not withdrawn when, as and if it gives oral or written notice to the Depository of its acceptance of such Common Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, the Company will, promptly after the Expiration Date, accept for payment (and thereby purchase) Common Shares properly tendered prior to the Expiration Date.

	Payment for Common Shares purchased pursuant to the Offer will be made by the Depository out of funds made available to it by the Company. The Depository will act as agent for tendering shareholders for the purpose of effecting payment to the tendering shareholders. Payment for Common Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depository, as required pursuant to the Offer, of a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), the certificates representing such Common Shares, if issued, and any other required documents. Certificates for Common Shares not purchased (see Sections 1 and
5), or for Common Shares not tendered included in certificates forwarded to the Depository, will be returned promptly following the termination, expiration or withdrawal of the Offer, without expense to the tendering shareholder.

	The Company will pay all transfer taxes, if any, payable on the transfer to it of Common Shares purchased pursuant to the Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Common Shares are to be registered in the name of any person other than the registered holder, or if tendered certificates, if any, are registered or the Common Shares tendered are held in the name of any person other than the person signing the Letter of Transmittal, the amount of any transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. Shareholders tendering Common Shares shall be entitled to receive all dividends declared on or before the Expiration Date, but not yet paid, on Common Shares tendered pursuant to the Offer. The Company will not pay any interest on the Purchase Price under any circumstances. In addition, if certain events occur, the Company may not be obligated to purchase Common Shares pursuant to the Offer. See Section 5.

	Any tendering shareholder or other payee who fails to complete fully and sign the Substitute Form W-9 in the Letter of Transmittal may be subject to required federal income tax withholding of 31% of the gross proceeds paid to such shareholder or other payee pursuant to the Offer. See Section 2.

	5. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Common Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, the purchase of and payment for Common Shares tendered, if at any time at or before the time of purchase of any such Common Shares, there shall have occurred (or shall have been determined by the Board of Directors to have occurred) which, in the Board of Directors' sole judgment in any such case and regardless of the circumstances (including any action or omission to act by the Company) makes it inadvisable to proceed with the Offer or with such purchase or payment: (1) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Company, (2) suspension of or limitation on prices for trading securities generally on the New York Stock Exchange,
(3) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States, (4) commencement of war, armed hostilities or other international or natural calamity directly or indirectly involving the United States, or (5) other event or condition which would have a material adverse effect on the Company or the holders of its Common Shares if the tendered Common Shares are purchased.

	The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company), and any such condition may be waived by the Company in whole or in part, at any time and from time to time in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described in this Section 5 shall be final and shall be binding on all parties.

	If the Company determines to terminate or amend the Offer or to postpone the acceptance for payment of or payment for Common Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided in
Section 16. Moreover, in the event any of the foregoing conditions are modified or waived in whole or in part at any time, the Company will promptly make a public announcement of such waiver and may, depending on the materiality of the modification or waiver, extend the Offer period as provided in
Section 16.

	6. PURPOSE OF THE OFFER. The purpose of the Offer is to provide the shareholders of the Company who do not wish to hold their Common Shares until the Company completes its liquidation an opportunity to sell their Common Shares and to enhance the liquidation value to the non-tendering shareholders.

	The Common Shares are currently traded on a sporadic basis on the OTC Bulletin Board. The Company currently does not believe that an active established market for its Common Shares will ever develop. To the contrary, the Company anticipates that market liquidity will decrease as the Company moves closer to being fully liquidated. In recognition of this lack of an active established market and in furtherance of its Plan of Liquidation, the Board of Directors has determined to take action to attempt to provide liquidity to shareholders who wish to sell their Common Shares at this time. There can be no assurance that this Offer will provide sufficient liquidity to all holders of Common Shares that desire to sell their Common Shares.

	NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S COMMON SHARES AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. SHAREHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER COMMON SHARES AND, IF SO, HOW MANY COMMON SHARES TO TENDER

	7. PLANS OR PROPOSALS OF THE COMPANY. The Company has filed a Certificate of Dissolution with the Delaware Secretary of State. See Section 13. Accordingly, the Company is prohibited from conducting any business other than gradually settling and closing its business, disposing of its property, discharging its liabilities, and distributing to its shareholders its remaining assets.

	8. PRICE RANGE OF COMMON SHARES; DIVIDENDS. The Common Shares are quoted on the OTC Bulletin Board under the symbol CNCR. The range of high and low sales prices as quoted on the OTC Bulletin Board for each quarter of 1995 and 1996 and for the first quarter of 1997 is as follows:

 	            1995	    1996	    1997
 Quarter Ended	High	Low	High	Low	High	Low
 March 31	5/8	5/8	3	3	7-3/4	6-5/8
 June 30	3	3	6	6
 September 30	4-3/8	4-3/8	6/1-2	6-1/2
 December 31	3-1/2	3-1/2	6-5/8	6-5/8

	The quotations from the OTC Bulletin Board reflect inter-dealer prices without retail mark-up, mark-down, or commission and may not represent actual transactions.

	On May 30, 1997, the quoted bid price of the Common Shares on the OTC Bulletin Board was $8.063.

	At May 30, 1997, the Company had approximately 1,016 shareholders of record. No dividends have been paid on the common stock.

	9. INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE COMMON SHARES. The following table sets forth, with respect to the Common Shares (the only class of voting securities), (i) shares beneficially owned by all directors of the Company and nominees for director, and (ii) total shares beneficially owned by directors and officers as a group, as of May 30, 1997.

   Name of
Beneficial Owner               Number of Shares     Percent of Class<F1>
Jack L. Brozman<F2>		   306,767                  21%

Edward G. Bauer, Jr.		     6,000                   *

George L. Bernstein		      ----		     *

Marvin S. Riesenbach<F3>             9,250                   *

Directors and Officers
 as a Group                        322,017                  22%

* Less than 1%


<F1>	Assumes 1,488,411 shares outstanding.  See Section 1.
<F2>	Includes 34,344 shares held by Jack L. Brozman and 272,423
        shares held by the Robert F. Brozman Trust for which Mr. Brozman exercises sole voting and investment power. Does not include 20,025 shares held by or for the benefit of Robert F. Brozman's other children, in which the Robert F. Brozman Trust disclaims any beneficial interest. Jack L. Brozman is the sole trustee and is also one of the beneficiaries of the Robert F. Brozman Trust.
<F3>	Represents shares held by the Marvin S. Riesenbach IRA
	Rollover Account.

 	The Company has been informed that no Director or executive officer of the Company intends to tender any Common Shares pursuant to the Offer.

	Except as set forth in this Section 9, based upon the Company's records and upon information provided to the Company by its Directors, executive officers and affiliates (as such term is used in the Exchange Act), neither the Company nor, to the best of the Company's knowledge, any of the Directors or executive officers of the Company, nor any associates of any of the foregoing, has effected any transactions in the Common Shares during the forty-business-day period prior to the date hereof

	During the past 40 business days, Marvin Riesenbach acquired 2,250 Common Shares in the following transactions:

			  Number of Shares
Date of Transaction          Acquired         Purchase Price
  April 23, 1997	       1,400		  8.125
  May 1, 1997                    850              8.250

	Except as set forth in this Offer to Purchase, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, Directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties or loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).


	10. FEES AND EXPENSES. The Company has agreed to retain Georgeson & Company Inc. to act as the Information Agent and UMB Bank, N.A. to act as the Depository in connection with the Offer. The Information Agent and the Depository each will receive reasonable and customary compensation for their services, will be reimbursed for certain reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection herewith, including certain liabilities under federal securities laws.

	 The Company will not pay any fees or commissions to any broker or dealer or other person (other than set forth above) for soliciting tenders of the Common Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for reasonable expenses incurred by them in forwarding materials to their customers

	11. CERTAIN EFFECTS OF THE OFFER. If a shareholder tenders Common Shares in response to the Offer, such tendering shareholder's equity interest in the Company represented by the shares tendered will terminate and that shareholder will not, to that extent, have the opportunity to participate in the future distributions from the Company. Non-tendering shareholder's proportionate interest in the Company's remaining assets will increase, to the extent the Company purchases Common Shares pursuant to the Offer. Although the Company is unable to predict the amount or timing of liquidation proceeds ultimately distributed to shareholders, THE BOARD ANTICIPATES THAT THE
AMOUNT OF LIQUIDATION PROCEEDS DISTRIBUTED PER SHARE WILL EXCEED
$8.75 PER SHARE.

	 The following table sets forth outstanding Common Share amounts, net assets in liquidation, and net assets in liquidation per Common Shares at March 31, 1997 as restated, and as adjusted on a pro forma basis to give effect to the Offer assuming the tender and purchase of all 570,000 Common Shares subject to the Offer. This information should be read in conjunction with the financial statements and the notes thereto and the pro forma financial statements included elsewhere in this Offer.

					 March 31, 1997<F1>
 				  As Restated		 Pro Forma
 Common Shares Outstanding	 1,488,411<F2>	           918,411
 Net Assets in Liquidation     $16,493,000	       $11,505,000
 Net Assets in Liquidation
 per Common Share	            $11.08	            $12.53


<F1>	The As Restated and Pro Forma columns have been adjusted to
	reflect the effect of significant changes in the financial position occurring after March 31, 1997, but prior to the date of this Offer. The Pro Forma column also reflects the purchase for cash of 570,000 Common Shares at $8.75 per share.

<F2>	Assumes 1,488,411 shares outstanding.  See Section 1.

	12. SOURCE AND AMOUNT OF FUNDS. The total cost to the Company of purchasing 570,000 Common Shares pursuant to the Offer will be approximately $4,987,500 plus the expenses incurred by the Company in connection with the Offer. The Purchase Price for any Common Shares acquired pursuant to the Offer will be derived from cash on hand.

	13. CERTAIN INFORMATION ABOUT THE COMPANY. The Company was incorporated under the laws of Delaware on May 27, 1968. Prior to June 30, 1995, the Company was engaged in the consumer finance business through its wholly-owned subsidiary, Century Acceptance Corporation ("Century"). Effective June 30, 1995, substantially all of the assets of Century were sold.

	 The Company has not conducted on-going operations since the sale of Century's assets and is in the process of liquidation. On September 12, 1996, the Company's shareholders approved a Plan of Dissolution and Liquidation (the "Plan of Liquidation") which the Board of Directors submitted for shareholder approval at the Company's annual meeting of shareholders.

	 Under Delaware Law, the Company will continue as a corporate entity for three years after the effective date of the dissolution (October 1, 1996) or for such longer period as the Delaware Court of Chancery directs in its own discretion, for the purpose of prosecuting and defending suits by or against it and winding up its business and affairs, but not for the purpose of continuing the Company business.

	 The Plan of Liquidation provides that the implementation of the plan is intended to be completed by October 1, 1999. During this three year period, the Company will not engage in any business activities, except for preserving the value of its assets, adjusting and winding up its business and affairs, and distributing its assets in accordance with the Plan of Liquidation. The Company's debts and liabilities, whether fixed, conditioned or contingent, will either be paid as they become due or provided for.

	 The Plan of Liquidation further provides that at such time as the Board has determined that all claims and liabilities have been identified and paid or provided for, the Company will distribute in one or a series of distributions all funds resulting from the Company's liquidation to the shareholders in accordance with the respective rights of each in a manner that the Board, in its discretion, shall determine. The proportionate interests of the respective shareholders in the assets of the Company will be fixed on the basis of their ownership of the outstanding shares of the Company on a record date to be determined by the Board.

	 During the period of liquidation, the Company's directors and officers are authorized to implement and carry out the provisions of the Plan of Liquidation and to receive compensation for their services.

	 The Company's assets consist primarily of cash and cash equivalents, certain previously charged-off receivables received in payment of accrued interest, and an escrow account established to secure the indemnification obligations of the Company to the buyer of the consumer finance business. Except for previously charged-off receivables, all material assets of the Company have been disposed of.

	 As part of the sale of its consumer-financed business, Century assigned its benefits, rights and interests (including interests in future insurance commissions receivable) in a service expenses reimbursement agreement (the "SER Agreement(s)") with a third party to the buyer of its consumer-financed business. The Company also agreed to indemnify the buyer in an amount up to $750,000 if it was determined that any of Century's rights under the SER Agreement were impaired as a result of the sale of Century's assets such that Century's buyer did not receive up to $750,000 in payments under the SER Agreement. The third party has recently notified the Company that it believes the sale of Century's assets constitutes a material breach of the SER Agreement and, therefore, that Century has forfeited its rights to receive payment under the SER Agreement. Unless Century is legally able to force the third party to make payments under the SER Agreement, Century will be exposed to indemnification claims by its buyer up to $750,000. No assurance can be given that Century will be able to prevail in its claim against the third party.

	On May 30, 1997, the Company defeased its obligations pursuant to the indenture governing its non-convertible notes due July 1, 1999, in the principal amount of $7,203,726, by delivering approximately $6.4 million in U.S. government securities to the indenture trustee. Accordingly, the Company's remaining liabilities consist primarily of accounts payable and other accrued liabilities, including accrued income taxes and claims for indemnification that may arise from the sale of Century's assets. The Company believes that it has adequate reserves for all of its material known contingent, conditional and unmature liabilities.

 	The Company's expenses during the period of liquidation are expected to consist mostly of salaries, professional fees, shareholder communication expenses, income taxes and other liquidating expenses.

	 The Board recently determined that, in addition to the regular directors' fees paid to each member of the Board of Directors, each Director shall receive a payment equal to $75,000 immediately prior to the final distribution of the liquidation proceeds to the shareholders of the Company as additional consideration for the performance of services to the Company between 1993 and the final distribution of the liquidation proceeds to the Company's shareholders. In addition, Terri Rinne, Vice President of the Company, will receive a bonus of $100,000 if she is still employed by the Company on the date the Company makes its final liquidation distribution to its shareholders. The purpose of the additional payments and the bonus is to encourage these individuals to continue in their service to the Company through the Company's final liquidation.

	 The Pro Forma Financial Statement set forth in Section 20 reflects the defeasement of the Company's non-convertible notes due July 1, 1999 and the additional consideration authorized to be paid to the officers and directors of the Company prior to the final distribution of liquidation proceeds to shareholders of the Company. See Section 20, Pro Forma Financial Statements

	 The Board has not established a timetable for making other distributions to the shareholders.

 	At such time as the respective interests of the shareholders are fixed on the basis of the ownership of their outstanding
Common Shares of the Company on a record date determined by the Board (the "Record Date"), it is anticipated that the stock transfer books of the Company will be closed, no further transfers will be recorded on the Company's books and no further stock certificates will be issued, other than replacement certificates. All distributions from the Company on or after the Record Date will be made to shareholders according to their stockholdings as of the Record Date. As soon as practicable after the determination of the Record Date, shareholders will be advised of the procedures for surrendering certificates representing their Common Shares.

	14. ADDITIONAL INFORMATION. The Company has filed a statement on Schedule 13E-4 with the Securities and Exchange Commission (the "Commission") which includes certain additional information relating to the Offer. Such material may be inspected and copied at prescribed rates at the Commission's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and 74 Park Place, New York, New York 10007. Copies of such material may also be obtained by mail at prescribed rates from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic filings made through the Electronic Data Gathering, Analysis, and Retrieval system are publicly available through the Commission's Web site (http://www.sec.gov).

	15. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of a sale of Common Shares pursuant to the Offer. Shareholders should consult their own tax advisors regarding the tax consequences of a sale of Common Shares pursuant to the Offer, as well as the effects of state, local and foreign tax laws. See also "Federal Income Tax Withholding" in Section 2.

	 Shareholders that participate in the Offer will generally realize capital gain (or loss) based on the difference between the Purchase Price and their tax basis in the shares sold to the Company. This is the case regardless of whether the Offer is considered a sale of their Common Shares or a partial liquidation of their interest in the Company. If the Company were to abandon its plan of liquidation prior to the point at which the Company had completely liquidated for federal income tax purposes, then the tax consequences of the Offer would generally not change except that any participating shareholder whose proportionate interest in the Company was not meaningfully reduced would be required to treat all or part of the Purchase Price as a dividend taxable as ordinary income. At this time, the Company has no intention to abandon its plan of liquidation.

	16. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS. The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by making a public announcement thereof. Common Shares previously tendered and not purchased or withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time up to and including the Expiration Date, to (a) terminate the Offer and not to purchase or pay for any Common Shares or, subject to applicable law, postpone payment for Common Shares upon the occurrence of any of the conditions specified in Section 5 and (b) amend the Offer in any respect by making a public announcement thereof. Such public announcement will be issued no later than 9:00 a.m. New York City time on the next business day after the previously scheduled Expiration Date and will disclose the approximate number of Common Shares tendered as of that date. Without limiting the manner in which the Company may choose to make a public announcement of extension, termination or amendment, except as provided by applicable law (including Rule 13e-4(e)(2)), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement.

	If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage or securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information.
If (i) the Company increases or decreases the price to be paid for Common Shares, or the Directors increase the number of Common Shares being sought, or the Company decreases the number of Common Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended at least until the expiration of such period of ten business days.

	17. MISCELLANEOUS. The Offer is not being made to, nor will the Company accept tenders from, owners of Common Shares in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Company is not aware of any jurisdiction in which the making of the Offer or the tender of Common Shares would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude holders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as the Company makes a good faith effort to comply with any state law deemed applicable to the Offer, the Company believes that the exclusions of holders residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

	18.	FINANCIAL STATEMENTS -- MARCH 31, 1997 (UNAUDITED).




(The remainder of this page is intentionally blank.)

			   CenCor, Inc.
                   (In Process of Liquidation)
        Consolidated Statement of Net Assets in Liquidation


					March 31,	December 31,
					  1997		    1996
				       (Unaudited)
Assets:
Cash and cash equivalents	     $  18,655,000     $  14,513,000
Other assets		                 5,638,000        10,320,000
     Total assets		        24,293,000        24,833,000

Liabilities:
Accounts payable and accrued
 liabilities			           208,000	     648,000
Income taxes payable		           810,000	   1,110,000
Long-term debt		                 5,818,000         5,681,000
     Total liabilities		         6,836,000         7,439,000

Net assets in liquidation	     $  17,457,000     $  17,394,000

Number of common shares outstanding      1,488,411	   1,488,411

Net assets in liquidation per share  $       11.73     $       11.69

See accompanying notes.

                             CenCor, Inc.
                     (In Process of Liquidation)
    Consolidated Statement of Changes in Net Assets in Liquidation
         For the Three Months Ended March 31, 1997 and 1996
                            (Unaudited)


	                                      1997      	1996
Net assets in liquidation,
 December 31, 1996 and 1995 	          $ 17,394,000	   $ 18,110,000

Income from liquidating activities
   Investment income 		               311,000 	        362,000
   Other		                          --     	145,000
	                                       311,000	        507,000

Expenses from liquidating activities
   Salaries and related benefits 		72,000	        124,000
   Interest expense 		               137,000	        297,000
   Professional fees 		                10,000	        145,000
   Other expenses 		                29,000	        172,000
	                                       248,000	        738,000

Increase (decrease) in net assets in
 liquidation 		                        63,000 	       <231,000>

Net assets in liquidation,
 March 31, 1997 and 1996 	 	  $ 17,457,000 	   $ 17,879,000

See accompanying notes.

                                 CenCor, Inc.
                         (In Process of Liquidation)
                  Notes to Consolidated Financial Statements
                                March 31, 1997
                                 (Unaudited)


1.	Summary of Significant Accounting Policies

Basis of Presentation

The unaudited interim condensed financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles ("GAAP") have been condensed or omitted, although the Company believes that the disclosures are adequate to make the information presented not misleading.

Effective June 30, 1995, the Company sold substantially all of the assets of Century Acceptance Corporation ("Century"), its only operating subsidiary. Since the date of the sale of Century, the Company has had no ongoing operations. As a result, the Company has changed its basis of accounting from going concern basis to liquidation basis.

On September 12, 1996, the Company's shareholders approved a Plan of Dissolution and Liquidation (the "Plan of Liquidation") which the Company's Board of Directors submitted for shareholder approval at the Company's annual meeting of shareholders. In connection with the Plan of Liquidation, the officers and directors of CenCor are authorized to (i) dissolve CenCor, including the execution and filing of a Certificate of Dissolution with the Secretary of State of the State of Delaware,
(ii) wind up CenCor's affairs, including satisfaction of all liabilities and long-term debt of CenCor and (iii) liquidate CenCor's assets on a pro rata basis in accordance with the respective interests of its common shareholders. CenCor is expected to be fully liquidated by October 1999.

Generally accepted accounting principles require the adjustment of assets and liabilities to estimated fair value under the liquidation basis of accounting. Accordingly, the statement of net assets in liquidation at March 31, 1997 and December 31, 1996 reflects assets and liabilities on this basis. Adjustments for changes in estimated liquidation value are recognized currently. Estimated costs of liquidation have not been provided since such costs are not able to be estimated.

The preparation of financial statements in conformity with generally accepted accounting principles under the liquidation basis of accounting requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates.

These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest Annual Report on Form 10-K for the year 1996.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market accounts, and short-term government or government agency instruments.

Fair Values of Assets and Liabilities

The following methods and assumptions were used by the Company in estimating the liquidation value of its assets and liabilities:

	Cash and Cash Equivalents: The carrying amount reported in the statement of net assets in liquidation for cash and cash equivalents approximates their fair value.

Concorde Career Colleges, Inc. ("Concorde") Securities:
Other assets at December 31, 1996 include the fair value of CenCor's investments in Concorde which is based upon the terms of repayment as defined in the December 30, 1996 agreement (the
"Fourth Amendment") with Concorde.  See Note 3.

	Other Assets: The fair value of the Company's other assets, excluding CenCor's investment in Concorde, is estimated using discounted cash flow analysis, based on an estimated discount rate commensurate with the associated risks.

	Accounts Payable and Accrued Liabilities: The carrying amount reported in the statement of net assets in liquidation for accounts payable and accrued liabilities approximates their fair value.

	Income Tax Payable: The carrying amount reported in the statement of net assets in liquidation approximates the fair value of taxes currently payable.

	Long-Term Debt: The fair value of the Company's long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements (10% at March 31, 1997 and December 31, 1996). The fair value reflects a conversion of the convertible notes in accordance with the bankruptcy plan (see
Note 4).

2.	Litigation and Contingencies

Century was a defendant, along with a number of other consumer finance companies, in two class action lawsuits in the State of Alabama. The suits were filed by certain alleged borrowers of the defendant creditor/lenders and assert various violations. While Century denied the allegations, Century settled the claims during 1996 in order to avoid the time, expense, and uncertainty of litigation. The settlement required Century to pay the class-action plaintiffs $295,000, which included certain administrative costs of the settlement of the claims.

3.	Other Assets

At December 31, 1996, the Company held a junior secured debenture (the "Debenture") of Concorde Career Colleges, Inc. ("Concorde") in the principal amount of approximately $2.4 million and 260,385 shares of Concorde's cumulative preferred stock (the "Preferred Stock"). Further, the Company held an unsecured debt of Concorde in the principal amount of approximately $190,000 (the "Unsecured Debt").

The Debenture, which was to have matured on July 31, 1997, called for principal and interest payments commencing June 30, 1996 based on a 10-year amortization schedule. Interest on the Debenture compounded and accrued quarterly at a variable rate not to exceed 12%. The Debenture further called for an additional contingent payment at the maturity of the Debenture in an amount equal to 25% of the amount by which the "market capitalization" of Concorde exceeded $3.5 million. The Preferred Stock, $.10 par value, had a per share liquidation preference of $10.00 per share. Cumulative quarterly dividends accrued at a rate equal to 73% of the then current interest rate on the Debenture.
Dividends were to have accrued until such time as the Debenture was paid in full. While Concorde could redeem the Preferred Stock in whole or in part at liquidation value plus accrued cumulative dividends, the Preferred Stock did not provide for mandatory redemption.

On December 30, 1996, CenCor and Concorde amended the Restructuring, Security and Guaranty Agreement (the "Fourth Amendment") between the parties to facilitate the early redemption of the Preferred Stock and payment in full of all of the obligations of Concorde to CenCor. The Fourth Amendment provided that if CenCor received a "repayment price" of approximately $4.8 million prior to February 28, 1997, inclusive of any Preferred Stock redemption payments and debt service payments on the Debenture subsequent to September 30, 1996, that the Debenture and the Unsecured Debt would be retired and the Preferred Stock redeemed in full.

In February 1997, CenCor retired in full all of Concorde's debt obligations to CenCor and redeemed in full of all of the remaining shares of Preferred Stock in accordance with the terms of the Fourth Amendment. In exchange, CenCor agreed to release Concorde from all liabilities and obligations, except its continuing obligation to convey written-off receivables in connection with discharged interest, as described below.

During 1996, CenCor received $452,498 from Concorde in redemption of 39,615 shares of Preferred Stock and $411,890 in payments from Concorde on the Debenture.

In 1993 and 1994, Concorde agreed to assign certain charged-off receivables to CenCor in full payment of the accrued interest due on the Junior Secured Debenture through December 31, 1993 and 1994, respectively. The receivables, which consist of account and notes receivable from students who attended schools operated by Concorde or its subsidiaries, were assigned to CenCor without recourse with CenCor assuming all risk of non-payment of the receivables. The agreement with Concorde grants CenCor limited rights of substitution until such time as it collects full payment of the accrued interest, exclusive of out-of-pocket collection fees and expenses paid to third parties. CenCor has engaged a collection agent to pursue recovery of such receivables assigned to the Company. As of March 31, 1997, CenCor has collected approximately $783,000 of the total $1,057,000 discharged interest due from the charged-off receivables.

In addition, an escrow account was established in accordance with the provisions of the agreement pertaining to the sale of Century's assets. Such amount, including accrued interest ($5,312,000 and $5,277,000 at March 31, 1997 and December 31,
1996, respectively), is included in other assets. The escrow was established in order to secure certain indemnification obligations of Century and CenCor to the buyer that run through July 1, 1998. Management believes that any potential liability pertaining to these obligations would be immaterial to the accompanying financial statements.

4.	Long-Term Debt

Pursuant to a 1993 plan of reorganization, CenCor's noteholders received the following securities for each $1,000 aggregate amount of principal and accrued but unpaid interest at December
31, 1992:

i.   $600 principal amount of non-interest bearing Non-
     Convertible Notes
ii.  $400 principal amount of non-interest bearing Convertible
     Notes
iii. 5.2817 shares of CenCor common stock, par value of $1 per share

The Non-Convertible Notes are non-interest bearing and will mature on July 1, 1999. On August 19, 1996, CenCor offered to retire all of its outstanding Non-Convertible Notes due July 1, 1999 at a cash price equal to 74% of their principal amount. Prior to the offer, the principal balance of the Non-Convertible Notes was $17,174,656. CenCor purchased and retired outstanding Non-Convertible Notes in the principal amount of $9,965,425 as of the November 18, 1996 offer expiration date at a cost of $7,374,415. The fair value of the non-tendered Non-Convertible Notes was $5,818,000 and $5,680,770 at March 31, 1997 and
December 31, 1996, respectively.

On December 31, 1995, CenCor had outstanding non-interest bearing convertible notes due July 1, 1999 (the "Convertible Notes") in the principal amount of $11,449,771. Effective April 1, 1996, CenCor converted these Convertible Notes into Common Shares of CenCor at a ratio of one Common Share for each $20 principal amount of Convertible Notes. As a result of this conversion, the holders of the Convertible Notes are entitled to be issued 572,554 Common Shares upon surrender of their Convertible Notes. As of April 15, 1997, 543,357 Common Shares have been issued and are outstanding as a result of the surrender of Convertible Notes. The conversion of these notes in satisfaction of $11,449,771 principal amount of the obligation is reflected in the financial statements and the number of outstanding Common Shares at March 31, 1997 and December 31, 1996.

5.	Income Taxes

The Company's 1990, 1991 and 1992 federal income tax returns have been examined by the Internal Revenue Service (IRS). The IRS has proposed adjustments to increase taxable income in 1991 which the Company is in the process of appealing. Management believes that the ultimate disposition of the IRS examination will not have a material effect on the financial position of the Company.

6.	Per Share Information

Net assets in liquidation per Common Share was computed by dividing net assets in liquidation by the outstanding shares of common stock at March 31, 1997 and December 31, 1996, respectively.

(The remainder of this page is intentionally blank.)


	19.	FINANCIAL STATEMENTS -- DECEMBER 31, 1996.

	The Company's audited financial statements as of December 31, 1996 and 1995 as contained in the Company Annual Report on Form 10-K for the year ended December 31, 1996 (at pages 13 through 20 therein) are incorporated herein by reference. A copy of the Company's Annual Report on Form 10-K has been included in the mailing of this Offer to Purchase.

	20.	PRO FORMA FINANCIAL STATEMENTS.



(The remainder of this page is intentionally blank.)

                             CenCor, Inc.
                    (In Process of Liquidation)
         Consolidated Statement of Net Assets in Liquidation
                            March 31, 1997



	                               As Restated  	 Pro Forma
Assets:
Cash and cash equivalents	      $ 12,273,000     $  7,285,000
Other assets		                 5,638,000	  5,638,000
     Total assets		        17,911,000	 12,923,000

Liabilities:
Accounts payable and accrued
 liabilities		                   608,000	    608,000
Income taxes payable		           810,000	    810,000
     Total liabilities		         1,418,000        1,418,000

Net assets in liquidation	      $ 16,493,000     $ 11,505,000

Number of common shares
 outstanding		                 1,488,411	    918,411

Net assets in liquidation
 per share		              $      11.08     $      12.53


NOTE:	The As Restated and Pro Forma columns reflect the
	restatement of the Consolidated Statement of Net Assets in
	Liquidation at March 31, 1997 to give effect to significant
	changes in the Company's financial position occurring after
	March 31, 1997 but prior to the distribution of the Offer to
	Purchase.  See Section 13, "Certain Information about the
	Company."  The Pro Forma column also reflects the purchase
	for cash of 570,000 Common Shares at $8.75 per share.

Exhibit (a)(1)(iii)
                             CENCOR, INC.

                     Offer to Purchase for Cash
           570,000 of its Issued and Outstanding Common Shares
                                   at
                       $8.75 Net Per Common Share

                                                      June 13, 1997
To Brokers, Dealers, Commercial Banks,
    Trust Companies and Other Nominees:

	We have been appointed by CenCor, Inc., a dissolved Delaware corporation in the process of liquidation (the "Company") to act as Information Agent in connection with its offer to purchase up to 570,000 of its issued and outstanding Common Shares, $1.00 par value (the "Common Shares"), at a purchase price of $8.75 per Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").
See Section 1 of the Offer to Purchase.

	For your information and for forwarding to your clients for whom you hold Common Shares registered in your name or in the name of your nominee or who hold Common Shares registered in their own names, we are enclosing the following documents:

1. Cover letter from the Company to its shareholders;
2. The Offer to  Purchase, dated June 13, 1997;
3. The Letter of Transmittal to be used by holders of Common Shares in accepting the Offer and for the information of your clients;
4. Company Annual Report on Form 10-K for the year ended
   December 31, 1996;
5. A form of letter which may be sent to your clients for whose accounts you hold Common Shares in your name or in the name of your nominee with space provided for obtaining such clients' instructions with regard to the Offer.

6. Guidelines of the Internal Revenue Service for
   Certification of Taxpayer Identification Number; and
7. A return envelope addressed to UMB Bank, N.A., the Depository.

	We urge you to contact your clients promptly.

	Please note that the Offer will expire at 6:00 p.m., New
York City time, on Tuesday, August 12, 1997, unless extended.

	The Offer is subject to certain conditions.

	No fees or commissions will be payable to any broker or dealer or other person in connection with the solicitation of tenders of Common Shares pursuant to the Offer. However, the Company will reimburse brokers, dealers, banks and trust companies and other nominees for their reasonable and customary costs incurred in forwarding the Offer to Purchase and the related documents to the beneficial owners of Common Shares held by them as nominees or in a fiduciary capacity.

	The Company will pay any transfer taxes applicable to the sale and transfer of Common Shares to it or upon its order, except as otherwise provided in Instruction 6 to the Letter of Transmittal.

	Additional copies of the enclosed material may be obtained by contacting the Information Agent at (212) 440-9800 collect and will be furnished promptly at the Company's expense.

					Very truly yours,


					Georgeson & Company Inc.


NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU, THE AGENT OF CENCOR, INC., THE DEPOSITORY OR THE INFORMATION AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENT ON THEIR BEHALF OR USE ANY DOCUMENT IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

Exhibit (a)(1)(iv)
                          CenCor, Inc.

              Offer to Purchase for Cash 570,000 of
             its Issued and Outstanding Common Shares
                                at
                   $8.75 Net Per Common Share

            THE OFFER WILL EXPIRE AT 6:00 PM, NEW YORK
             CITY TIME, ON  TUESDAY, AUGUST 12, 1997,
                        UNLESS EXTENDED.

                                                    June 13, 1997
CenCor, Inc.

To Our Clients:

	Enclosed for your consideration are an Offer to Purchase, dated June 13, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer") relating to an offer by CenCor, Inc. a dissolved Delaware corporation in the process of liquidation (the "Company") to purchase up to 570,000 of its shares of capital stock, $1.00 par value (the "Common Shares"), at a purchase price of $8.75 per Share, net to the Seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase. We are the holder of record of Shares held by us for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

	We request instruction as to whether you wish to have us tender any or all Shares held by us for your account, pursuant to the terms and subject to the conditions set forth in the Offer. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the expiration of the Offer.

	Your attention is invited to the following:

1. The tender price is $8.75 per Common Share, net to the seller in cash.
2. The Offer is being made for up to 570,000 Common
   Shares.

3. The Offer is subject to certain conditions.  See
   Section 5 of the Offer to Purchase.
4. The Offer will expire at 6:00 p.m., New York City time, on Tuesday August 12, 1997, unless extended.
5. Any stock transfer taxes applicable to a sale of Common Shares to the Company will be paid by or on behalf of the Company, except as otherwise provided in Instruction 6 of the Letter of Transmittal.
6. If you wish to have us tender any or all of your Common Shares, please so instruct us by completing, executing and returning to us the instruction form set forth below. An envelope to return your instructions to us is enclosed. If you authorize tender of your Common Shares, all such Common Shares will be tendered unless otherwise specified below.

        INSTRUCTIONS WITH RESPECT TO THE OFFER TO PURCHASE

	The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated June 13, 1997, of CenCor, Inc., a dissolved Delaware corporation, and the related Letter of Transmittal (which together constitute the "Offer"), relating to its shares of capital stock, $1.00 par value (the "Common Shares").

	This will instruct you to tender the number of Common Shares indicated below held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the above-mentioned Offer to Purchase and the related Letter of Transmittal.

Number of Common Shares to be
tendered*			____________________________________

__________ Common Shares	____________________________________
				Signature(s)

				Dated: _____________________________

				Account Number _____________________

				____________________________________
			   	        Please Print Name(s)

				____________________________________
					      Address

				____________________________________
				             Zip Code


__________
* Unless otherwise indicated, it will be assumed that all of your Common Shares held by us for your account are to be tendered.

Exhibit (a)(1)(v)

      GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                 NUMBER ON SUBSTITUTE FORM W-9



Guidelines for Determining the Proper Identification Number to Give the Payer.--Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by one only hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.


For this type of account     Give the SOCIAL       For this type of account	 Give the EMPLOYER
			     SECURITY number                                     IDENTIFICATION
			     of--						 number of--
1. An individual's account   The individual        9.  A valid trust, estate,    Legal entity (Do not
						       or pension trust          furnish the identifying
2. Two or more individuals   The actual owner		 			 number of the personal
   (joint account)	     account or, if 					 representative or trustee
			     combined funds, any				 unless the legal entity
			     one of the						 itself is not designated
			     individuals<F1>					 in the account title)<F2>

3. Husband and wife (joint    The actual owner of  10. Corporate account         The corporation
   account)                   the account or, if
			      joint funds, either
			      person<F1>

4. Custodian account of a     The minor<F3>        11. Religious, charitable,    The organization
   minor (Uniform Gift to                              or educational organi-
   Minors Act)                                         zation account

5. Adult and minor (joint     The adult or, if the 12. Partnership account held  The partnership
   account)                   minor is the only        in the name of the
			      contributor, the         business
			      minor<F1>

6. Account in the name of     The ward, minor, or  13. Association, club, or     The organization
   guardian or committee      incompetent              other tax-exempt
   for a designated ward,     person<F4>               organization
   minor, or incompetent
   person

7. a. The usual revocable     The grantor-	   14. A broker or registered    The broker or nominee
   savings trust account      trustee<F1>              nominee
   (grantor is also trustee)
   b. So-called trust account The actual owner<F1>
   that is not a legal or
   valid trust under state
   law

8. Sole proprietorship	      The owner            15. Account with the Depart-  The public entity
   account                                             ment of Agriculture in
						       the name of a public
						       entity (such as a state
						       or local government,
						       school district, or
						       prison that receives
						       agricultural program
						       payments


<F1> List first and circle the name of the person whose number you furnish.

<F2> List first and circle the name of the legal trust, estate, or pension trust.

<F3> Circle the minor's name and furnish the minor's social security number.

<F4> Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.

<F5> Show the name of the owner.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you don't have a taxpayer
identification number or you
don't know your number, obtain
Form SS-5, Application for a
Social Security Card, or Form
SS-4, Application for Employer
Identification Number, at the
local office of the Social
Security Administration or the
Internal Revenue Service and
apply for a number.

Payees Exempt from Backup
Withholding

Payees specifically exempted
from backup withholding on ALL
payments include the
following:
  - A corporation.
  - A financial institution.
  - An organization exempt from
tax under section 501(a),
or an individual retirement
plan.
  - The United States or any
agency or instrumentality
thereof.
  - A State, the District of
Columbia, a possession of
the Untied States, or any
subdivision or
instrumentality thereof.
  - A foreign government, a
political subdivision of a
foreign government, or any
agency or instrumentality
thereof.
  - An international
organization or any agency,
or instrumentality thereof.
  - A registered dealer in
securities or commodities
registered in the U.S. or a
possession of the U.S.
  - A real estate investment
trust.
  - A common trust fund
operated by a bank under
section 584(a).
  - An exempt charitable
remainder trust, or a non-
exempt trust described in
section 4947(a)(1).
  - An entity registered at all
times under the Investment
Company Act of 1940.
  - A foreign central bank of
issue.

    Payments of interest not
generally subject to backup
withholding include the
following:
  - Payments of interest on
obligations issued by
individuals.
    Note:  You may be subject
to backup withholding if
this interest is $600 or
more and is paid in the
course of the payer's trade
or business and you have
not provided you correct
taxpayer identification
number to the payer.
  - Payments of tax-exempt
interest (including exempt-
interest dividends under
section 852).
  - Payments described in
section 6049(b)(5) to
nonresident aliens.
  - Payments on tax-free
covenant bonds under
section 1451.
  - Payments made by certain
foreign organizations.
  - Payments made to a nominee.


Exempt payees described above
should file Form W-9 to avoid
possible erroneous backup
withholding.  FILE THIS FORM
WITH THE PAYER, FURNISH YOUR
TAXPAYER IDENTIFICATION
NUMBER, WRITE "EXEMPT" ON THE
FACE OF THE FORM, AND RETURN
IT TO THE PAYER.  IF THE
PAYMENTS ARE INTEREST,
DIVIDENDS, OR PATRONAGE
DIVIDENDS, ALSO SIGN AND DATE
THE FORM.

     Certain payments other than
interest, dividends, and
patronage dividends that are
not subject to information
reporting are also not subject
to backup withholding.  For
details, see the regulations
under sections 6041.1A(a),
6045, and 6050A.

Privacy Act Notice. -- Section
6109 requires most recipients
of dividend, interest, or
other payments to give
taxpayer identification
numbers to payers who must
report the payments to IRS.
IRS uses the numbers for
identification purposes.
Payers must be given the
numbers whether or not
recipients are required to
file tax returns.  Beginning
January 1, 1984, payers must
generally withhold 20% of
taxable interest, dividend,
and certain other payments to
a payee who does not furnish a
taxpayer identification number
to a payer.  Certain penalties
may also apply.

Penalties

    (1) Penalty for Failure
to Furnish Taxpayer
Identification Number.  If you
fail to furnish your taxpayer
identification number to a
payer, you are subject to a
penalty of $50 for each such
failure unless your failure is
due to reasonable cause and
not to willful neglect.

    (2) Failure to Report
Certain Dividend and Interest
Payments.  If you fail to
include any portion of an
includible payment for
interest, dividends, or
patronage dividends in gross
income, such failure will be
treated as being due to
negligence and will be subject
to a penalty of 5% on any
portion of an under-payment
attributable to that failure
unless there is clear and
convincing evidence to the
contrary.

    (3) Civil Penalty for
False Information with Respect
to Withholding.  If you make a
false statement with no
reasonable basis which results
in no imposition of backup
withholding, you are subject
to a penalty of $500.

    (4) Criminal Penalty for
Falsifying Information.
Falsifying certifications or
affirmations may subject you
to criminal penalties
including fine and/or
imprisonment.
FOR ADDITIONAL INFORMATION
CONTACT
YOUR TAX CONSULTANT OR
THE INTERNAL REVENUE SERVICE

Exhibit (a)(1)(vi)

FOR IMMEDIATE RELEASE

Contact:	Jack L. Brozman
		CenCor, Inc.
		City Center Square
		1100 Main Street, Suite 416
		Kansas City, Missouri  64105
		(816) 221-5833


CENCOR, INC. ANNOUNCES SELF-TENDER OFFER FOR $5 MILLION OF ITS
COMMON STOCK

	KANSAS CITY, MISSOURI, JUNE 13, 1997...CenCor, Inc., announced today that it is commencing a self tender offer for 570,000 shares of its common stock at $8.75 net per share in cash.

	CenCor, Inc., which is a dissolved Delaware corporation in the process of liquidation, states that the purpose of the offer is to provide its shareholders, who do not wish to hold their shares until the Company completes its liquidation, an opportunity to sell their shares at this time and to enhance the liquidation of value to the non-tendering shareholders. The Company's shares are currently traded on a sporadic basis on the OTC Bulletin Board.

	If more than 570,000 shares are duly tendered prior to the expiration of the offer, the Company will either extend the offer, if necessary, and increase the number of shares that the Company is offering to purchase to an amount which it believes will be sufficient to accommodate the excess shares tendered, as well as any shares tendered during the extension period, or purchase 570,000 (or such larger number of shares sought) of the shares tendered on a pro rata basis. However, if the Company elects to purchase 570,000 (or such larger number of shares sought) of the shares on a pro rata basis, the Company may first accept for purchase, before prorating shares tendered by others, the shares tendered by tendering shareholders who own, beneficially or of record not more than 99 shares and who tender all of their securities.

	The Company states that neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering any or all of such shareholder's shares.

	The tender offer will expire at 6:00 p.m., New York City time, on Tuesday, August 12, 1997 unless extended. Georgeson and Company Inc. is acting as the Information Agent with respect to the self tender offer.

	The Company also announced that it has defeased its obligations pursuant to the indenture governing its non-convertible, non-interest bearing promissory notes due July 1, 1999, in the principal amount of approximately $7.2 million. In this regard, the Company has delivered to the indenture trustee U.S. Government securities in sufficient amount to pay in full the notes at maturity.

Exhibit (a)(2)




                        LETTER OF TRANSMITTAL
                       REGARDING COMMON SHARES



                                 OF

                             CENCOR, INC.

                       Tendered pursuant to the
                          Offer to Purchase
                         Dated June 13, 1997



         THE OFFER EXPIRES AT 6:00 P.M. NEW YORK CITY TIME ON
        TUESDAY, AUGUST 12, 1997, UNLESS THE OFFER IS EXTENDED


                              To the Depository:

                              UMB Bank, N.A.

By Mail:	              By Hand Delivery or Overnight Courier:

UMB Bank, N.A.	                    UMB Bank, N.A.
Attn:  Securities Transfer          Attn:  Securities Transfer
P.O. Box 410064	                    928 Grand Avenue, 13th Floor
Kansas City, MO  64141-0064         Kansas City, MO  64106


                     The Information Agent is:
                      _______________________

                      GEORGESON & COMPANY INC.
                          (800) 233-2064

                           IMPORTANT
DELIVERY TO AN ADDRESS OTHER THAN THAT SHOWN ABOVE DOES NOT
CONSTITUTE VALID DELIVERY. PLEASE READ THE ACCOMPANYING INSTRUCTIONS
CAREFULLY.

DESCRIPTION OF COMMON SHARES TENDERED (SEE INSTRUCTIONS 3 AND 4)
Name(s) and Address(es) of Registered 	            Common Shares Tendered
Owner(s) (Please fill in exactly the        (Attach additional schedule if necessary)
_______________________________________________________________________________________
                                                             Number of        Number of
					    Certificate    Common Shares       Common
					     Number(s)     Represented by      Shares
                                                           Certificate(s)     Tendered*
                                           _____________   ______________   ____________
					   _____________   ______________   ____________
					   _____________   ______________   ____________
					   Total Common    ______________   ____________
___________________________________________Shares Tendered ______________   ____________

*  If you desire to tender fewer than all Common Shares held in your account or evidenced by a certificate listed above, please indicate in this column the number you wish to tender.  Otherwise all Common Shares evidenced by such certificate or held in your account will be deemed to have been tendered.
_________________________________________________________________________________________









PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY


Ladies and Gentlemen:

	The undersigned hereby tenders to CenCor, Inc., a dissolved Delaware corporation in the process of liquidation (the
"Company"), the above-described common shares, par value $1.00 per share, of the Company (the "Common Shares"), at a price (the "Purchase Price") of $8.75 per Common Share in cash, upon the terms and conditions set forth in the Offer to Purchase, dated
June 13, 1997, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").

	Subject to and effective upon acceptance for payment of the Common Shares tendered hereby in accordance with the terms of the Offer (including, if the Offer is extended or amended, the terms or conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to or upon the order of the Company all right, title and interest in and to all Common Shares tendered hereby that are purchased pursuant to the Offer and hereby irrevocably constitutes and appoints UMB Bank, N.A. (the "Depository") as attorney-in-fact of the undersigned with respect to such Common Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver certificates for such Common Shares or direct UMB Bank, N.A., in its separate capacity as Transfer Agent for the Common Shares, to transfer ownership of such Common Shares on the Company's books, together in either such case with all accompanying evidences of transfer and authenticity, to or upon the order of the Company, upon receipt by the Depository, as the undersigned's agent, of the Purchase Price with respect to such Common Shares; (b) present certificates for such Common Shares, if any, for cancellation and transfer on the Company's books; and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Common Shares, subject to the next paragraph, all in accordance with the terms of the offer.

	The undersigned hereby represents and warrants that: (a) the undersigned "owns" the Common Shares tendered hereby within the meaning of Rule 10b-4 promulgated under the Securities Exchange Act of 1934, as amended, and has full power and authority to validly tender, sell, assign and transfer the Common Shares tendered hereby; (b) when and to the extent the Company accepts the Common Shares for purchase, the Company will acquire good, marketable and unencumbered title to them, free and clear of all security interests, liens, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the undersigned will execute and deliver any additional documents the Depository or the Company deems necessary or desirable to complete the assignment, transfer and purchase of the Common Shares tendered hereby; and (d) the undersigned has read and agrees to all of the terms of the Offer.

	The names and addresses of the registered owners should be printed, if they are not already printed above, as they appear on the registration of the Common Shares. The certificate numbers and the number of Common Shares that the undersigned wishes to tender should be indicated in the appropriate boxes.

	The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may not be required to purchase any of the Common Shares tendered hereby. In any such event, the undersigned understands that certificate(s) for any Common Shares not purchased will be returned to the undersigned at the address indicated above unless otherwise indicated under the Special Payment Instructions or Special Delivery instructions below. The undersigned recognizes that the Company has no obligation, pursuant to the Special Payment Instructions, to transfer any Common Shares from the name of the registered owner thereof if the Company purchases none of such Common Shares.

	The undersigned understands that acceptance of Common Shares by the Company for payment will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

	The check for the Purchase Price of the tendered Common Shares purchased will be issued to the order of the undersigned and mailed to the address indicated above unless otherwise indicated under the Special Payment Instructions or the Special Delivery Instructions below. Shareholders tendering Common Shares shall be entitled to receive all dividends declared on or before the Expiration Date, but not yet paid, on Common Shares tendered pursuant to the Offer. The Company will not pay interest on the Purchase Price under any circumstances.

	All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and all obligations of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.


  SPECIAL PAYMENT INSTRUCTIONS		SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 4, 5, 6 and 7)         (See Instructions 4 and 7)
To be completed ONLY if 		To be completed ONLY if certificates
certificates for Common Shares 		for Common Shares not tendered or not
not tendered or not purchased 		purchased and/or any checks issued in
and/or any checks are to be 		the name of the undersigned are to be
issued in the name of or sent 		sent to someone other than the under-
to someone other than the 		signed or to the undersigned at an
undersigned.				address other than that shown above.


Issue:	    ___  check			Mail:     ___  check
	    ___  certificates to:		  ___  certificates to:


Name(s)					Name(s)
_______________________________		_____________________________________
	(Please Print)				   (Please Print)


Address					Address
_______________________________		____________________________________

_______________________________		____________________________________
    (Include Zip Code)				 (Include Zip Code)

                           SHAREHOLDER(S) SIGN HERE
                          (See Instructions 1 and 5)
                (Please see Substitute Form W-9 on Reverse Side)

Must be signed by registered owner(s) exactly as registered or by person(s) authorized to become registered owner(s) by documents transmitted with the Letter of Transmittal. If signature is by attorney-in-fact, executor, administrator, Company, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 5.


     _______________________________________________________


     _______________________________________________________
        (SIGNATURE(S) OF OWNER(S) EXACTLY AS REGISTERED)


Dated ____________________, 19_____

Name(s) ____________________________________________________

____________________________________________________________
			(PLEASE PRINT)


Area Code and Daytime Telephone Number (_____) _____________

                  GUARANTEE OF SIGNATURE(S)
                 (See Instructions 1 and 5)

Authorized Signature

_______________________________________________________

Name

_______________________________________________________
			(PLEASE PRINT)

Title

_______________________________________________________

Name of Eligible Guarantor Institution (as defined in SEC Rule
17-Ad-15)

_______________________________________________________

Address

_______________________________________________________

_______________________________________________________

_______________________________________________________
		(INCLUDE ZIP CODE)

_______________________________________________________

Area Code and Telephone Number ___________________________

Dated ____________________, 19_____

                         INSTRUCTIONS

       FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

	1. GUARANTEE OF SIGNATURES.  If the Letter of
Transmittal is signed by the registered owner of the Common Shares, the payment of the Purchase Price is to be sent to the registered owner of the Common Shares and to the address shown in the Common Share registration, unless such owner has completed the box entitled either "Special Payment Instructions" or "Special Delivery Instructions" above, no signature guarantee is required. In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an eligible guarantor acceptable to the Depository (an "Eligible Guarantor Institution") (shareholders should contact the Depository for a determination as to whether a particular institution is an Eligible Guarantor Institution).

           2. DELIVERY OF LETTER OF TRANSMITTAL AND
CERTIFICATES. A properly completed and duly executed Letter of Transmittal or manually signed facsimile of it, any certificates representing Common Shares tendered and any other documents required by this Letter of Transmittal should be mailed or delivered to the Depository at the appropriate address set forth herein and must be received by the Depository on or prior to the Expiration Date (as defined in the Offer to Purchase).

	THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR COMMON SHARES, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

	The Company will not accept any alternative, conditional or contingent tenders. All tendering shareholders, by execution of this Letter of Transmittal (or a manually signed facsimile of it), waive any right to receive any notice of the acceptance of their tender.

           3. INADEQUATE SPACE. If the space provided in the box captioned "Description of Common Shares Tendered" is inadequate, the certificate numbers, if any, and number of Common
Shares should be listed on a separate signed schedule attached hereto.

           4. PARTIAL TENDERS AND UNPURCHASED SHARES. If fewer than all of the Common Shares evidenced by any certificate submitted are to be tendered, fill in the number of Common Shares which are to be tendered in the column entitled "Number Of Common Shares Tendered". In such case, if any tendered Common Shares are purchased, a new certificate for the remainder of the Common Shares evidenced by your old certificate(s) will be issued and sent to the registered owner, unless otherwise specified in the "Special Payment Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal, as soon as practicable after the Expiration Date of the Offer. All Common Shares represented by certificates listed and delivered to the Depository are deemed to have been tendered unless otherwise indicated.

           5. SIGNATURES ON LETTER OF TRANSMITTAL, AUTHORIZATIONS
AND ENDORSEMENTS.

          (a) If this Letter of Transmittal is signed by the registered owner(s) of the Common Shares tendered hereby, the signature(s) must correspond exactly with the name(s) in which the Common Shares are registered.

          (b) If the Common Shares are held of record by two or more joint owners, each such owner must sign this Letter of Transmittal.

          (c) If any tendered Common Shares are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal (or manually signed facsimiles of it) as there are different registrations of Common Shares.

          (d) When this Letter of Transmittal is signed by the registered owner(s) of the Common Shares listed and transmitted hereby, no endorsements of any certificate(s) representing such Common Shares or separate authorizations are required. If, however, payment is to be made to a person other than the registered owner(s) or any certificates for unpurchased Common Shares are to be issued to a person other than the registered owner(s), then the Letter of Transmittal and, if applicable, the certificate(s) transmitted hereby, must be endorsed or accompanied by appropriate authorizations, in either case signed exactly as such name(s) appear on the registration of the Common Shares and on the face of the certificate(s) and such endorsements or authorizations must be guaranteed by an Eligible Guarantor Institution. See Instruction 1.

          (e) If this Letter of Transmittal or any certificates or authorizations are signed by Companies, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Company and the Depository of their authority so to act.

           6. TRANSFER TAXES. The Company will pay all share transfer taxes, if any, payable on the transfer to it of Common Shares purchased pursuant to the Offer. If, however, (a) payment of the Purchase Price is to be made to any person other than the registered owner(s), (b) (in the circumstances permitted by the Offer) unpurchased Common Shares are to be registered in the name(s) of any person other than the registered owner(s) or (c) tendered certificates are registered in the name(s) of any person other than the person(s) signing this Letter of Transmittal, the amount of any transfer taxes (whether imposed on the registered owner(s) or such other persons) payable on account of the transfer to such person(s) will be deducted from the Purchase Price by the Depository unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

           7. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If certificates for unpurchased Common Shares and/or checks are to be issued in the name of a person other than the signer of this Letter of Transmittal or if such certificates and/or checks are to be sent to someone other than the signer of this Letter of Transmittal or to the signer at a different address, the captioned boxes "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed. In the event that the Certificate and/or the check is
(are) to be mailed to a person other than the registered owner of the Common Shares, a signature guarantee shall be required in accordance with Instructions 4 and 5(d) hereof.

           8. IRREGULARITIES. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Common Shares will be determined by the Company in its sole discretion, whose determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for any Common Shares which may, in the opinion of the Company's counsel be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in tender of any particular Common Shares or any particular shareholder, and the Company's interpretations of the terms and conditions of the offer (including these instructions) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Tendered Common Shares will not be accepted for payment unless all defects and irregularities have either been cured within such time or waived by the Company. None of the Company, the Depository, or any other person shall be obligated to give notice of defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

           9. QUESTIONS AND REQUESTS FOR ASSISTANCE AND
ADDITIONAL COPIES. Questions and requests for assistance as well as requests for additional copies of the Offer to Purchase and the Transmittal Letter may be directed to Georgeson & Company Inc., the Information Agent, by calling toll free (1-800-223-
2064) or collect (212) 440-9800).

           10. SUBSTITUTE FORM W-9. Each tendering shareholder who has not already submitted a completed and signed Substitute Form W-9 to the Company is required to provide the Depository with a correct taxpayer identification number ("TIN") on Substitute Form W-9 which is provided under "Important Tax Information" below, and to indicate that the shareholder is not subject to backup withholding by checking the box in Part 2 of the form. Failure to provide the information on the form or to check the box in Part 2 of the form may subject the tendering shareholder to 31% federal income tax withholding on the payments made to the shareholder or other payee with respect to Common Shares purchased pursuant to the Offer. The box in Part 3 of the Form may be checked if the tendering shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked and the Depository is not provided with a TIN within sixty (60) days, the Depository will withhold 31% on all such payments thereafter until a TIN is provided to the Depository.

           11. WITHHOLDING ON FOREIGN SHAREHOLDERS. The Depository will withhold federal income taxes equal to 30% of the gross payments payable to a foreign shareholder unless the Depository determines that a reduced rate of withholding or an exemption from withholding is applicable. For this purpose, a foreign shareholder is any shareholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) any estate or Company the income of which is subject to United States federal income taxation regardless of the source of such income. The Depository will determine a shareholder's status as a foreign shareholder and eligibility for a reduced rate of, or an exemption from, withholding by reference to the shareholder's address and to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding unless facts and circumstances indicate that reliance is not warranted. A foreign shareholder who has not previously submitted the appropriate certificates or statements with respect to a reduced rate of, or an exemption from, withholding for which such shareholder may be eligible should consider doing so in order to avoid overwithholding.

	IMPORTANT: THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE OF IT (TOGETHER WITH ANY CERTIFICATES FOR COMMON SHARES
AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE
DEPOSITORY ON OR BEFORE THE EXPIRATION DATE.


                    IMPORTANT TAX INFORMATION

	Under federal income tax law, a shareholder whose tendered Common Shares are accepted for payment is required by law to provide the Depository with such shareholder's correct TIN on Substitute Form W-9 below. If the Depository is not provided with a certified TIN, the Internal Revenue Service may subject the shareholder or other payee to a $50 penalty. In addition, payments that are made to such shareholder or other payee with respect to Common Shares purchased pursuant to the offer may be subject to backup withholding.

	Certain shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the shareholder must submit a Form W-8, signed under penalties of perjury, attesting to that individual's exempt status. A Form W-8 can be obtained from the Depository. See the enclosed "Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9" for more instructions.

	If backup withholding applies, the Depository is required to withhold 31% of any such payments made to the shareholder or other payee. Backup withholding is not an additional tax.
Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

PURPOSE OF SUBSTITUTE FORM W-9

	To prevent backup withholding on payments made to a shareholder or other payee with respect to Common Shares purchased pursuant to the Offer, the shareholder who has not already submitted a completed and signed Substitute Form W-9 to the Company is required to notify the Depository of the shareholder's correct TIN by completing the form below, certifying that the TIN provided on Substitute Form W-9 is correct (or that such shareholder is awaiting a TIN) and that:

	(a)	the shareholder has not been notified by the Internal
Revenue Service that the shareholder is subject to backup withholding as a result of failure to report all interest or dividends; or

	(b)	the Internal Revenue Service has notified the
shareholder that the shareholder is no longer subject to backup withholding.

WHAT NUMBER TO GIVE THE DEPOSITORY

	The shareholder is required to give the Depository the TIN (e.g., social security number or employer identification number) of the record owner of the Common Shares. If the Common Shares are in more than one name or are not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

_____________________________________________________________________________________
                          PAYER'S NAME:
                          UMB BANK, N.A.
______________________________________________________________________________________
                          Part 1--PLEASE PROVIDE YOUR
                          TIN IN THE BOX AT RIGHT AND
                          CERTIFY BY SIGNING AND DATING      _________________________
SUBSTITUTE                BELOW.  			     Social Security Number or
FORM W-9						     Employer Identification
							     Number
______________________________________________________________________________________
                          Part 2--Check the box if you are NOT subject to
                          backup withholding under the provisions of
                          Section 3406(a)(1)(C) of the Internal Revenue
Department of the         Code because (1) you have not been notified
Treasury                  that you are subject to backup withholding as a
Internal Revenue          result of failure to report all interest or
Service                   dividends or (2) the Internal Revenue Service
                          has notified you that you are no longer subject
                          to backup withholding.  _____
______________________________________________________________________________________
PAYER'S REQUEST		  Part 3--CERTIFICATION--UNDER PENALTIES OF
FOR TAXPAYER		  PERJURY, I CERTIFY THAT THE INFORMATION
IDENTIFICATION		  PROVIDED ON THIS FORM IS TRUE, CORRECT, AND
NUMBER ("TIN")		  COMPLETE.

			  SIGNATURE __________________ DATE ________ Awaiting TIN ____
______________________________________________________________________________________


NOTE:  FAILURE TO COMPLETE AND RETURN THIS FORM
MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY
PAYMENTS MADE TO YOU PURSUANT TO THE OFFER.
PLEASE REVIEW THE ENCLOSED GUIDELINES FOR
CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF
YOU CHECKED THE BOX IN PART 3 OF SUBSTITUTE
FORM W-9.




          CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

	I certify under penalties of perjury that a Taxpayer Identification Number has not been issued to me, and either (a) I have mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a Taxpayer Identification Number within sixty (60) days, 31% of all reportable payments made to me thereafter will be withheld until I provide a number.


_____________________________________________	______________
SIGNATURE					DATE